                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                          TRANSKARYOTIC THERAPIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   893735-10-0
                                   -----------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

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---------------------                                          -----------------
CUSIP No. 893735-10-0                 13G                      Page 2 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Warburg, Pincus Capital Company, L.P.   (I.R.S.# 06-1183391)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            2,366,342
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 2,366,342
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                                       -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,366,342
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 893735-10-0                 13G                      Page 3 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           E.M. Warburg, Pincus & Co., LLC         (I.R.S.#  13-3536050)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            -0-
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,366,342
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 -0-
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,366,342
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,366,342
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 893735-10-0                 13G                      Page 4 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  (ENTITIES ONLY)

           Warburg, Pincus & Co.           (I.R.S. # 13-6358475)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            6,856
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,366,342
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 6,856
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            2,366,342
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,373,198
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           10.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     This Amendment No. 3 amends the Schedule 13G filed on February 13, 1997 (as amended, the "Schedule 13G") on behalf of Warburg, Pincus Capital Company, L.P. ("WPCC"), E.M. Warburg, Pincus & Co., LLC("EMWP") and Warburg, Pincus & Co.("WP" and collectively, the "Reporting Entities") relating to the common stock, par value $0.01 per share (the "Common Stock"), of Transkaryotic Therapies, Inc., a Delaware corporation (the "Company").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13G.

     Introductory Note.
     ------------------

     The Reporting Entities are hereby reporting a change in their beneficial ownership of the Common Stock caused by a distribution on December 17, 1999, by WPCC of an aggregate of 1,982,810 shares of Common Stock to its partners. Its general partner, WP, in turn distributed 389,706 of the shares it received to its partners (collectively, the "Distribution"). EMWP acts as the manager of WPCC. The members of EMWP are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMWP and may be deemed to control both WP and EMWP. As a result of the Distribution, WP directly owns 6,856 shares of Common Stock and WPCC directly owns 2,366,342 shares of Common Stock.


Item 4              Ownership:
                    ----------

     Item 4 of the Schedule 13G shall be amended by deleting such item in its entirety and replacing it with the following:

                    Ownership of WPCC:
                    -----------------

                    (a) 2,366,342
                    (b) 10.5%
                    (c)  (i)2,366,342
                             (ii) -0-
                             (iii)   2,366,342
                             (iv)    -0-

                    Ownership of EMWP:
                    -----------------

                    (a) 2,366,342
                    (b) 10.5%
                    (c)     (i)      -0-
                             (ii)    2,366,342
                             (iii)   -0-
                             (iv)    2,366,342

                    Ownership of WP:
                    ---------------

                    (a) 2,373,198


                               Page 5 of 7 Pages

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                    (b) 10.5%
                    (c)     (i)      6,856
                             (ii)    2,366,342
                             (iii)   6,856
                             (iv)    2,366,342


                               Page 6 of 7 Pages

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2000                WARBURG, PINCUS CAPITAL
                                        COMPANY, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Partner


Dated: February 14, 2000                E.M. WARBURG, PINCUS & CO. LLC


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Member


Dated: February 14, 2000                WARBURG, PINCUS & CO.


                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Name:  Stephen Distler
                                            Title: Partner


                               Page 7 of 7 Pages